FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Material Fact dated July 3, 2018

MATERIAL FACT

Banco Santander, S.A. (“Banco Santander”) informs that it has reached an agreement with the Aegon Group whereby such group will be the future insurance partner of Banco Santander in Spain in the businesses of life-risk and certain lines of general insurance, after the integration of Banco Popular Español, S.A. (“Banco Popular”) into Banco Santander (the “Agreement with Aegon”).

The Agreement with Aegon has been signed as a result of a process in which various insurance groups have participated. The final terms and scope under which the Agreement with Aegon will be implemented are subject to several conditions and to the process of termination of the alliance between Banco Popular and the Allianz Group in Spain. Therefore, it is not possible to determine at this stage what will be the result of such transactions. This notwithstanding, Banco Santander expects that their combined impact on the CET1 fully loaded capital and results of Banco Santander Group will not be material.

Boadilla del Monte (Madrid), 3 July 2018

Banco Santander, S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	July 3, 2018	By:	/s/ José García Cantera
			Name:	José García Cantera
			Title:	Chief Financial Officer